UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

On November 24, 2025, CureVac N.V. (the “Company”) issued a press release announcing the Company’s financial results for the third quarter and first nine months of 2025 and provided a business update.

The information included in this Form 6-K (including Exhibit 99.1, but excluding the statement of the Company’s Chief Executive Officer contained in Exhibit 99.1 hereto) shall be deemed to be filed and incorporated by reference in BioNTech SE’s registration statement on Form F-4 (File No. 333-289468) and to be part thereof from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CureVac N.V.
(Registrant)

By:	/s/ Axel Sven Malkomes	By:	/s/ Alexander Zehnder
	Chief Financial Officer		Chief Executive Officer

Date: November 24, 2025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	CureVac N.V. Press Release dated November 24, 2025